UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

ALASKA PACIFIC BANCSHARES, INC.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

011757101 (CUSIP Number)

May 14, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

Jonathan P. McCreary

Palisade Financial Partners LP

151 S. Worthen, Suite 2

Wenatchee, Washington 98802

(509) 293-5502

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

CUSIP No. 011757101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Palisade Financial Partners LP, 34-1983991
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only

4.	Citizenship or Place of Organization

Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power

33,341
6. Shared Voting Power

7. Sole Dispositive Power

33,341
8. Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

33,341
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9):

5.2%
12.	Type of Reporting Person (See Instructions):

PN

CUSIP No. 011757101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Palisade Capital Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only

4.	Citizenship or Place of Organization

Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power

33,341
6. Shared Voting Power

7. Sole Dispositive Power

33,341
8. Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

33,341
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9):

5.2%
12.	Type of Reporting Person (See Instructions):

OO

CUSIP No. 011757101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Jonathan P. McCreary
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only

4.	Citizenship or Place of Organization

U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power

6. Shared Voting Power

33,341
7. Sole Dispositive Power

8. Shared Dispositive Power

33,341

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

33,341
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9):

5.2%
12.	Type of Reporting Person (See Instructions):

IN

CUSIP No. 011757101

ITEM 1.	ISSUER AND PRINCIPAL EXECUTIVE OFFICES

	(a)	Name of Issuer:

Alaska Pacific Bancshares, Inc.

	(b)	The Issuer’s Principal Executive Offices:

2094 Jordan Ave Juneau, AK 99801

ITEM 2.	IDENTITY AND BACKGROUND

	(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(l), promulgated by the Securities and Exchange Commission pursuant to/section 13 of the Securities Exchange Act of 1934, as amended (the “Act”): (i) Palisade Financial Partners LP (“Investors”) , (ii) Palisade Capital Management LLC (the General Partner), and (iii) Jonathan P. McCreary the Managing Member of the General Partner, (i), (ii) and (iii) being collectively the “Reporting Persons”). The Common Stock of Alaska Pacific Bancshares, Inc., which is subject to this Schedule 13G is held by the Investors. The Reporting Persons are joining this Schedule 13G because they exercise voting and investment power over the Common Stock held by the Investors. The reporting persons have entered into a Joint Filing Agreement, dated as of May 23, 2007, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Filing Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. The Filing Persons expressly disclaim that they have agreed to act as a group.

	(b)	The Reporting Person’s business address is 151 S. Worthen, Suite 2 Wenatchee, Washington 98802

	(c)	Citizenship:

Nevada for Investors and the General Partner; Jonathan P. McCreary is a citizen of the U.S.A.

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

011 757 101

ITEM 3.	Not Applicable.

CUSIP No. 011757101

ITEM 4:	Ownership.

(a) Amount beneficially owned:

33,341 shares of Stock may be deemed beneficially owned within the meaning of Rule 13d-3 of the Act by Investors, the General Partner, and Jonathan P. McCreary. The General Partner and Mr. McCreary expressly disclaim direct and beneficial ownership of the shares of Stock reported as deemed to be beneficially owned by them.

Based on Form 10QSB filed on May 15, 2007 the Issuer had 641,609 shares of Common Stock issued and outstanding on May 1, 2007. Accordingly, the 33,341 shares of Stock which may be deemed to be beneficially owned by Investors represent approximately 5.2 percent (5.2%) of the Issuer’s issued and outstanding Stock thereafter.

(b) Percent of class:

5.2%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

33,341

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

33,341

Item 5:	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6:	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8:	Identification and Classification of Members of the Group.

Not applicable.

Item 9:	Notice of Dissolution of Group.

Not applicable.

Item 10:	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 011757101

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PALISADE FINANCIAL PARTNERS LP

Dated: May 23, 2007	By:	/s/ Jonathan P. McCreary
	Name:	Jonathan P. McCreary
	Title:	General Partner

Dated: May 23, 2007	PALISADE CAPITAL MANAGEMENT LLC

	By:	/s/ Jonathan P. McCreary
	Name:	Jonathan P. McCreary
	Title:	Managing Member

Dated: May 23, 2007		/s/ Jonathan P. McCreary
	Name:	Jonathan P. McCreary

CUSIP No. 011757101

Exhibit A

AGREEMENT REGARDING THE JOINT FILING

OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

PALISADE FINANCIAL PARTNERS LP

Dated: May 23, 2007	By:	/s/ Jonathan P. McCreary
	Name:	Jonathan P. McCreary
	Title:	General Partner

Dated: May 23, 2007	PALISADE CAPITAL MANAGEMENT LLC

	By:	/s/ Jonathan P. McCreary
	Name:	Jonathan P. McCreary
	Title:	Managing Member

Dated: May 23, 2007		/s/ Jonathan P. McCreary
	Name:	Jonathan P. McCreary